UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) <u>March 16, 2018</u>

INDEPENDENCE HOLDING COMPANY
(Exact name of registrant as specified in its charter)

<u>Delaware</u>	<u>001-32244</u>	<u>58-1407235</u>
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

<u>96 Cummings Point Road, Stamford, Connecticut</u>	<u>06902</u>
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 358-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) if the Exchange Act. ☐

Item 2.02 Results of Operations and Financial Condition.

The information set forth under this Item 2.02 (Results of Operations and Financial Condition) is intended to be furnished. Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities and Exchange Act of 1934, except as shall be expressly set forth by specific reference in such filing.

On March 16, 2018, Independence Holding Company issued a news release announcing its 2017 Fourth-Quarter and Annual results, a copy of which is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(c)   Exhibits:

Exhibit 99.1   [News Release of Independence Holding Company dated March 16, 2018: Independence Holding Company Announces 2017 Fourth-Quarter and Annual results](.).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDEPENDENCE HOLDING COMPANY
(Registrant)

By: Teresa A. Herbert   Date: March 19, 2018

/s/ *Teresa A. Herbert*
Teresa A. Herbert
Senior Vice President and Chief Financial Officer

EXHIBIT 99.1

INDEPENDENCE HOLDING COMPANY   **CONTACT: Loan Nisser**
96 CUMMINGS POINT ROAD   **(646) 509-2107**
STAMFORD, CONNECTICUT 06902   **www.IHCGroup.com**
NYSE: IHC

NEWS RELEASE

INDEPENDENCE HOLDING COMPANY ANNOUNCES
2017 FOURTH-QUARTER AND ANNUAL RESULTS

Stamford, Connecticut, March 16, 2018. Independence Holding Company (NYSE: IHC) today reported 2017 fourth-quarter and annual results.

Financial Results

Net income attributable to IHC per share increased to $1.16 per share, diluted, or $17,546,000, for the three months ended December 31, 2017 compared to $.49 per share, diluted, or $8,529,000, for the three months ended December 31, 2016. Net income attributable to IHC of $42,042,000, or $2.63 per share diluted, for the year ended December 31, 2017 decreased from $123,298,000, or $7.09 per share diluted, in the same period of 2016 primarily due to the gain of approximately $100 million on the sale of IHC Risk Solutions, LLC in 2016.

The Company reported revenues of $82,665,000 for the three months ended December 31, 2017 compared to revenues for the three months ended December 31, 2016 of $78,871,000. The Company reported revenues of $320,494,000 for the year ended December 31, 2017 compared to revenues for the year ended December 31, 2016 of $311,004,000. Revenues increased primarily due to significant increases in specialty health premiums largely offset by a reduction in premiums from the exit of the Company's stop-loss business.

On December 22, 2017, President Trump signed tax legislation commonly referred to as the Tax Cuts and Jobs Act (the "Tax Act"). The Company has completed its accounting for the impact of the Tax Act as of December 31, 2017 and recorded a deferred income tax expense of $9,402,000 due to the re-measurement of deferred tax assets, liabilities and related valuation allowance. Also, in the second quarter of 2017, the Company wound down the operations and dissolved a subsidiary recognizing an $11,589,000 income tax benefit on a worthless stock deduction of $33,110,000, representing the Company's tax basis on its unrecovered investment in that subsidiary. In addition, the Company recorded a $20,261,000 credit to federal income taxes in 2017 as a result of the reduction in AMIC Holdings' valuation allowance for increased income projections and associated utilization of federal net operating loss carryforwards. AMIC Holdings' valuation allowance was due to the probability that AMIC Holdings might not be able to fully utilize its prior tax year federal net operating loss carryforwards. Income taxes for the quarter and year ended December 31, 2016 also include an income tax benefit of $3,903,000 on a worthless stock deduction of $11,150,000, representing the Company's tax basis in its unrecovered investment in a subsidiary.

Chief Executive Officer's Comments

Roy T. K. Thung, Chief Executive Officer, commented, "We are very pleased with our results for the fourth quarter and year ended 2017. After selling our stop-loss business in March 2016, we embarked on a plan to replace the earnings generated by that business primarily with higher-margin specialty health products that were less capital intensive. We are delighted to say that we have successfully executed on our plan, and have increased our earnings from continuing operations substantially in 2017. This is more than we earned prior to the sale of our stop-loss business and, in fact, it is our highest earnings from continuing operations ever. We achieved this result despite earning a modest yield of 3.2% on a short, high-quality portfolio.

Mr. Thung further stated, "Our growth in earnings is primarily attributable to a substantial increase in sales and earnings from the specialty health segment. Much of our growth in premiums and earnings in 2017 was generated by IHC Specialty Benefits, our specialty health agency ("Specialty Benefits"), which more than doubled new sales in 2017 and is expected to significantly increase sales in 2018. Specialty Benefits is now a significant agency with premiums of almost $180 million, approximately 96% of which come from IHC products. In addition to our own distribution, several of the largest national health insurers and e-brokers are now distributing a significant amount of our products. We are recognized for our development of medical insurance packages that provide affordable coverage alternatives for consumers either who cannot afford Affordable Care Act ("ACA")-compliant major medical health insurance coverages or who, because of increased subsidies, qualify for no-cost Bronze plans under the ACA, but need our supplemental products to cover their high deductibles. Specialty Benefits is very well positioned for continued significant growth in 2018 and 2019 as a result of (i) the expected increase in the duration of short-term medical plans ("STM") once the Trump Administration's proposed rule extending the duration of these products to 364 days, or longer, is finalized and (ii) the elimination of the individual mandate in 2019. The federal agencies that released the proposed rule indicated that they believe sales of STM will increase by 100,000 to 200,000 insureds in 2019. We will shortly bring to market a unique version of STM that offers a limited waiver of the pre-existing condition clause, which positions us as having the best value option for non-subsidy eligible consumers looking for non-ACA options. We also believe that extending the duration of STM will help sales of our bundled benefit packages, including IHC's Fusion product, which combines STM and hospital indemnity to cover both first dollar hospital expenses and more catastrophic claims. We also expect growth in our pet sales in 2018 as we rollover the block from the PetPartners acquisition and from recently added new distribution sources."

Mr. Thung continued, "We have a very strong balance sheet, are very liquid, and have no debt. The sale and exit from the medical stop-loss segment generated not only a large gain on sale, but also significant liquidity and excess capital, which we have partially redeployed by repurchasing IHC stock. In 2017, we repurchased 2,289,502 shares at an average cost of $20.32 per share or $46.5 million, and have repurchased an additional 93,417 shares through March 8, 2018 at an average cost of $27.67 per share. We have paid off all of our debt, and continue to improve our infrastructure in anticipation of growth in the specialty health and the group disability and DBL segments. We have increased our dividend in each of the last four years, and currently intend to increase it again in 2018. The group disability and DBL lines of business perform consistently well year after year, and now we are poised for significant growth in DBL as a result of New York's enactment of a paid family leave rider, which will more than double our DBL premiums. We also continue to explore ways to expand our excellent disability capabilities at Madison National Life, and we continue to invest in our infrastructure for all of our lines of business."

Mr. Thung concluded, "Our book value is $28.98 per share at December 31, 2017 compared to $25.53 per share at December 31, 2016, and $18.73 per share at December 31, 2015. Our overall investment portfolio continues to be very highly rated (on average, AA) and has an effective duration of approximately four years. Finally, we expect that the Tax Act will be very beneficial to our financial results. For all of these reasons, we are very optimistic for 2018 and beyond."

About The IHC Group

Independence Holding Company (NYSE: IHC) is a holding company that is principally engaged in underwriting, administering and/or distributing group and individual specialty benefit products, including disability, supplemental health, pet, and group life insurance through its subsidiaries since 1980. The IHC Group owns three insurance companies (Standard Security Life Insurance Company of New York, Madison National Life Insurance Company, Inc. and Independence American Insurance Company), and IHC Specialty Benefits, Inc. (IHC SB), a technology-driven full-service marketing and distribution company that focuses on small employer and individual consumer products through general agents, telebrokerage, advisor centers, private label arrangements, and through the following brands: www.HealtheDeals.com; Health eDeals Advisors; Aspira A Mas; www.PetPartners.com; and www.PetPlace.com. IHC creates value for insurance producers, carriers and consumers (both individuals and small businesses) through a suite of proprietary tools and products, all of which are underwritten by IHC's carriers or placed with highly rated insurance companies.

Forward-looking Statements

Certain statements and information contained in this release may be considered "forward-looking statements," such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which IHC operates, new federal or state governmental regulation, IHC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in IHC's other news releases and filings with the Securities and Exchange Commission. IHC expressly disclaims any duty to update its forward-looking statements unless required by applicable law.

INDEPENDENCE HOLDING COMPANY
CONSOLIDATED STATEMENTS OF INCOME
December 31, 2017
(In Thousands, Except Per Share Data)

	Three Months Ended December 31,		Year Ended December 31,	
	2017	2016	2017	2016
REVENUES:				
Premiums earned	$ 71,759	$ 67,180	$ 282,266	$ 262,704
Net investment income	3,862	3,870	16,276	16,570
Fee income	5,209	3,905	16,765	16,446
Other income	283	3,359	2,648	12,257
Net realized investment gains	1,552	557	2,539	4,502
Net impairment losses recognized in earnings	-	-	-	(1,475)
	82,665	78,871	320,494	311,004
EXPENSES:				
Insurance benefits, claims and reserves	31,983	35,734	135,054	145,231
Selling, general and administrative expenses	41,700	34,227	157,104	132,174
Interest expense on debt	-	168	-	1,534
	73,683	70,129	292,158	278,939
Income from continuing operations before income taxes	8,982	8,742	28,336	32,065
Income taxes (benefits)	(8,619)	989	(13,794)	9,555
Income from continuing operations, net of tax	17,601	7,753	42,130	22,510
Discontinued operations				
Income (loss) from discontinued operations, before income taxes	-	(19)	-	117,617
Income taxes (benefits) on discontinued operations	-	(911)	-	6,813
Income from discontinued operations, net of tax	-	892	-	110,804
Net income	17,601	8,645	42,130	133,314
Less: (Income) from noncontrolling interests in subsidiaries	(55)	(116)	(88)	(10,016)
NET INCOME ATTRIBUTABLE TO IHC	$ 17,546	$ 8,529	$ 42,042	$ 123,298
Basic income per common share				
Income from continuing operations	$ 1.18	$ .45	$ 2.67	$ 1.28
Income from discontinued operations	-	.05	-	5.90
Basic income per common share	$ 1.18	$ .50	$ 2.67	$ 7.18
WEIGHTED AVERAGE SHARES OUTSTANDING	14,884	17,084	15,718	17,162
Diluted income per common share				
Income from continuing operations	$ 1.16	$ .44	$ 2.63	$ 1.27
Income from discontinued operations	-	.05	-	5.82
Diluted income per common share	$ 1.16	$ .49	$ 2.63	$ 7.09
WEIGHTED AVERAGE DILUTED SHARES OUTSTANDING	15,178	17,311	16,008	17,379

As of March 9, 2018, there were 14,803,468 common shares outstanding, net of treasury shares.

INDEPENDENCE HOLDING COMPANY
CONSOLIDATED BALANCE SHEETS
(In Thousands, Except Share Data)

	December 31, 2017	December 31, 2016
ASSETS:		
Investments:		
Short-term investments	$ 50	$ 6,912
Securities purchased under agreements to resell	10,269	28,962
Trading securities	490	592
Fixed maturities, available-for-sale	441,912	449,487
Equity securities, available-for-sale	5,630	5,333
Other investments	18,547	23,534
Total investments	476,898	514,820
Cash and cash equivalents	26,465	22,010
Due and unpaid premiums	21,950	42,896
Due from reinsurers	380,593	440,285
Premium and claim funds	11,108	17,952
Goodwill	50,697	41,573
Other assets	72,912	54,928
TOTAL ASSETS	$ 1,040,623	$ 1,134,464
LIABILITIES AND STOCKHOLDERS' EQUITY:		
LIABILITIES:		
Policy benefits and claims	$ 168,683	$ 219,113
Future policy benefits	214,766	219,450
Funds on deposit	143,537	145,749
Unearned premiums	6,666	9,786
Other policyholders' funds	10,402	9,769
Due to reinsurers	3,808	35,796
Accounts payable, accruals and other liabilities	56,453	55,477
Liabilities attributable to discontinued operations	-	68
TOTAL LIABILITIES	604,315	695,208
Commitments and contingencies		
Redeemable noncontrolling interest	2,065	-
STOCKHOLDERS' EQUITY:		
Preferred stock (none issued)	-	-
Common stock	18,625	18,620
Paid-in capital	124,538	126,468
Accumulated other comprehensive loss	(4,598)	(6,964)
Treasury stock, at cost	(63,404)	(17,483)
Retained earnings	356,383	315,918
TOTAL IHC STOCKHOLDERS' EQUITY	431,544	436,559
NONREDEEMABLE NONCONTROLLING INTERESTS	2,699	2,697
TOTAL EQUITY	434,243	439,256
TOTAL LIABILITIES AND EQUITY	$ 1,040,623	$ 1,134,464